FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Filing of Base Shelf Prospectus

Toronto, Ontario (May 31, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has filed a base shelf prospectus dated May 31, 2023 (the “Base Shelf Prospectus”) with the Ontario Securities Commission, relying on the well-known seasoned issuer exemption, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10 (the “Registration Statement”). The Base Shelf Prospectus qualifies the issuance of up to US$500,000,000 (or the equivalent in other currencies) of Class A common shares, debt securities, warrants and subscription receipts (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada, and the Registration Statement registers the Securities for offers and sales in the United States using the multijurisdictional disclosure system. The Base Shelf Prospectus is effective for a period of 25 months. The Registration Statement, once it is declared effective by the SEC, will be effective for the remaining duration of the Base Shelf Prospectus.
The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of securities under the Base Shelf Prospectus. There is no certainty any Securities will be offered or sold under the Base Shelf Prospectus and/or Registration Statement within the 25-month effective period. Should the Company decide to offer securities during the 25-month effective period, the specific terms, including the use of proceeds, will be set forth in a prospectus supplement to the Base Shelf Prospectus and Registration Statement.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In addition, we caution you that the Registration Statement relating to the Securities has been filed with the SEC but has not yet become effective. The Securities may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.
Information in this news release may contain forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements in this news release which are not of historical fact and which address events, results, outcomes or developments that the Company expects to occur or which may occur are, or may be deemed to be, “forward-looking statements”. Statements containing forward-looking information express, as at the date of this news release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.

Forward-looking statements in this news release include, without limitation, statements regarding potential future market opportunities and the potential future issuance of Class A common shares, debt securities, warrants and/or subscription receipts of the Company pursuant to the Base Shelf Prospectus referred to in this news release.

Forward-looking statements are necessarily based upon several factors and assumptions which are inherently subject to business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially and there can be no assurance that forward-looking statements will prove to be accurate. Readers should not place undue reliance on forward-looking statements or information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information and assumptions found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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